VIRTUS INVESTMENT PARTNERS, INC.

100 Pearl Street, 9th Floor

Hartford, CT 06103

June 23, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Pamela Long

Re:	Virtus Investment Partners, Inc. Registration Statement on Form S-3 Filed April 8, 2010 File No. 333-165964

Dear Ms. Long:

I am the Executive Vice President, Chief Financial Officer of Virtus Investment Partners, Inc. (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Registration Statement on Form S-3 (Registration Number 333-165964) filed on April 8, 2010.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that you accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on June 25, 2010 at 5:00 p.m. Eastern Time or as soon as possible thereafter.

On behalf of the Company, I hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal
Executive Vice President, Chief Financial Officer